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EXHIBIT 99.6

FOR IMMEDIATE RELEASE	MEDIA CONTACT:
January 22, 2008	Somna Maraj
Edelman
(212) 704-8175

SHAREHOLDER GROUP DEMANDS RECORDS OF SYMS CORP AND

FILES LAWSUIT AGAINST THE BOARD OF DIRECTORS OF THE COMPANY

New York, NY, January 22, 2008 – A group of shareholders lead by Barington Capital Group, L.P. and Esopus Creek Advisors LLC that owns over 9.8% of the outstanding shares of Syms Corp announced today that one of its members has delivered a letter to the Company demanding under the laws of the State of New Jersey a copy of the Company’s shareholder register and other related records. This information will enable the member to determine whether the Company has 300 or more shareholders of record, either now or at any time prior to April 1, 2008.

Despite the protests of shareholders, the Company delisted from the New York Stock Exchange (NYSE) on January 14, 2008 and is attempting to deregister its shares under the federal securities laws on April 1, 2008. As the Company noted in its December 21, 2007 Form 8-K filing, “The Company took such action voluntarily, based upon ownership by fewer than 300 holders of record of its shares, and not based on its receipt of any notice indicating that the Company failed to satisfy any rule or standard for continued listing on the NYSE nor because it was aware of any material noncompliance with the rules of the NYSE.” The Company’s shares now trade on the pink sheets under the symbol “SYMZ.”

The shareholder group believes that in approving these actions, the Board of Directors of Syms Corp has severely damaged shareholder value. Since the Company announced on December 21, 2007 that it was delisting and deregistering its shares, the price of Syms’ stock has fallen by over 42%, destroying over $104 million in market capitalization. Members of the shareholder group have therefore begun the process of registering some of their shares in their own names as the Company may not deregister if it has 300 or more shareholders of record prior to April 1, 2008. The shareholder group encourages its fellow shareholders to contact the banks or brokerage firms that hold their shares and do the same. The shareholder group believes that there are over 1,000 shareholders of Syms Corp (most of whom have their shares registered in “street name” rather than in their own name), approximately 200 of which are currently shareholders of record.

The shareholder group has also filed a lawsuit in the Superior Court of the State of New Jersey, Chancery Division - Bergen County, against the Board of Directors of the Company entitled Barington Companies Equity Partners, L.P., et al. v. Sy Syms, et al. The lawsuit alleges that the directors of Syms Corp breached their fiduciary duties in causing the Company to delist its common stock from the NYSE and by filing to deregister its shares under the federal securities laws. The lawsuit seeks, among other things, to enjoin the directors from causing the Company to deregister its common stock and to compel the directors to cause the Company to relist its shares on a nationwide securities exchange. While the shareholder group intends to vigorously pursue the litigation, there can be no assurance as to how, or when, it will be resolved.

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About Barington Capital Group:

Barington Capital Group, L.P. is an investment firm that, through its affiliates, primarily invests in undervalued, small and mid-capitalization companies. Barington and its principals are experienced value-added investors who have taken active roles in assisting companies in creating or improving shareholder value. Barington and its affiliates have been shareholders of Syms Corp since February 2004 and own approximately 6.1% of the outstanding common stock of the Company.

About Esopus Creek Advisors:

Esopus Creek Advisors LLC is the investment advisor of Esopus Creek Value L.P., a private investment fund that invests on behalf of institutions and high net worth individuals. Esopus and/or its affiliates have been shareholders of Syms Corp since 2003 and own approximately 3.6% of the outstanding common stock of the Company.

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